Falcon’s Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

VIA EDGAR

May 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Falcon’s Beyond Global, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333- 283671

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333- 283671), initially filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2024, together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Company is withdrawing the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide our legal counsel, Joel Rubinstein of White & Case LLP, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available by email at joel.rubinstein@whitecase.com. If you have any questions, please call Mr. Rubinstein at (212) 819-7642 or Jonathan P. Rochwarger of White & Case LLP at (212) 819-7643.

Very truly yours,

/s/ Cecil D. Magpuri
Cecil D. Magpuri, Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

Jonathan P. Rochwarger, White & Case LLP